Exhibit 99.21

CANADIAN MALARTIC NET SMELTER RETURN ROYALTY AGREEMENT
(AMENDED AND RESTATED)

THIS AGREEMENT made June 16, 2014, .

B E T W E E N :

OSISKO GOLD ROYALTIES LTD., a
corporation existing under the laws of Québec, as
assignee of Osisko Mining Corporation
(the "Holder")

- and -

CANADIAN MALARTIC GP, a general
partnership existing under the laws of Ontario
(the "Owner").

WHEREAS pursuant to a Plan of Arrangement of Osisko Mining Corporation (the "Plan of Arrangement"), Osisko Mining Corporation transferred its right and interest in and to the properties constituting the Canadian Malartic project on the date hereof to the Owner, subject to Osisko Mining Corporation retaining and transferring to the Holder the Royalty (as defined herein);

AND WHEREAS pursuant to the Plan of Arrangement and a Contribution and Transfer Agreement dated the date hereof between Osisko and the Holder, Osisko transferred and assigned its interest in the Royalty to the Holder;

AND WHEREAS the parties wish to document the terms of the Royalty retained by Osisko Mining Corporation and transferred to the Holder by amending and restating the terms of the Royalty to reflect such transfer;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

SECTION 1
INTERPRETATION

1.1	Defined Terms

For purposes of this Agreement (including the recitals and Schedule hereto), the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Acquiror" has the meaning set out in Section 2.2(o) hereof;

"Acquiror Covenants" has the meaning set out in Section 2.2(o) hereof;

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, where "control" means possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise and, for the purposes hereof, Affiliates of a Person that is a partnership shall include the partners of such partnership;

"Allowable Deductions" means the following items to the extent they are incurred or borne by the Owner in the production of Precious Metals or Products:

(a)	insurance;

(b)	charges for transportation of Precious Metals or Products (in any form, including ores or concentrates) from the Property to the refinery or smelter, or the place of sale, as the case may be;

(c)

Refining Costs, provided that if smelting or refining is carried out in the facilities owned or controlled, in whole or in part, by the Owner or its Affiliates, then the Refining Costs shall be the amount that the Owner would have incurred if such smelting or refining were carried out at facilities not owned or controlled by the Owner or its Affiliates then offering comparable services for comparable products on prevailing terms; and

(d)

any production Taxes, severance Taxes or sales, excise, import, export and other Taxes and levies, including any mining taxes, whether imposed as at the date hereof or in the future, based on the production of Precious Metals or other Products or the value of production of Precious Metals or other Products at the Property; but excluding any and all Taxes (including mining taxes) that are classified as income taxes under. IFRS (whether based upon net or gross income of the Owner or other operator of the Property), Taxes based on the value of the Property or the privilege of doing business, and other Taxes assessed on a similar basis;

"Annual Forecast Report" means a written report, in relation to a fiscal year, with respect to the Property, including with reasonable detail a forecast, based on the current development or mine plan as applicable, of the quantity of gold, silver and other Products expected to be produced during such fiscal year on a month-by-month basis and over the subsequent two years on a year-by-year basis, including:

(a)	types, tonnes and grade of Products to be mined;

(b)	types, tonnes and grade of Products to be stockpiled; and

(c)	with respect to the processing facilities, the types, tonnes and grade of Products to be processed; expected recoveries for gold, silver and other Products; and doré weight and gold and silver grade;

"Area of Interest" means that area consisting of the Property and the area surrounding the Property indicated in Schedule C hereto;

"Business Day" means a day, other than a Saturday or a Sunday, on which banks are open for ordinary banking business in each of Toronto, Ontario and Montréal, Quebéc;

"Dispute" has the meaning set out in Section 3.2 hereof;

"Governmental Body" means the government of Canada, the United States of America or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, arbitrator or arbitrators, tribunal, central bank or other entity exercising executive, legislative, judicial or arbitral, taxing, regulatory or administrative powers or functions (including any applicable stock exchange);

"Grandfathered Investee" has the meaning set out in Section 3.11(b) hereof;

"Hypothec" has the meaning set out in Section 2.2(o) hereof;

"Holder" has the meaning set out above and includes any successor or assignee of such person;

"IFRS" means International Financial Reporting Standards formulated by the International Accounting Standards Board, as updated and amended from time to time;

"In-Kind Royalty" has the meaning set out in Section 2.2(c) hereof;

"Net Smelter Return" has the meaning set out in Section2.2(b); "Osisko" means Osisko Mining Corporation;

"Owner" means Canadian Malartic GP, a general partnership existing under the laws of Ontario, and includes all of Owner's successors-in-interest, including, inter alia, transferees, assignees, lessees, licensees, and, when applicable, successors pursuant to the exercise of any charge, pledge or hypothec affecting the Property;

"Permitted Lender" means a bona fide lender to the Owner that irrevocably agrees in writing not to transfer or consent to the transfer of the ownership of the Property unless the transferee agrees (i) to be bound by this Agreement, (ii) to grant security that is similar to the Hypothec, and (iii) to provide a similar agreement in the event of a transfer or consent to the transfer of the ownership of the Property to a further transferee;

"Person" means an individual, partnership, firm, corporation, syndicate, trust or unincorporated organization, and includes a government or agency or political subdivision thereof;

"Plan of Arrangement" has the meaning ascribed to such term in the recitals;

"Precious Metals" means gold and silver contained in the Products;

"Prime Rate" has the meaning set out in Section 2.2(i) hereof;

"Processor" means any Third Party smelter, refiner or processor of Products other than the Owner or its Affiliates;

"Products" means all metals, ores, minerals, mineral resources, slag and other materials in whatever form or state which are mined, excavated, extracted, recovered in soluble solution or otherwise recovered or produced from the Property;

"Property" means the property described in Schedule A, or any renewal, replacements, substitutions or modifications of any of said leases or claims (including mining leases issued as a result of conversion of said claims into mining leases) held by the Owner or any of its Affiliates which may arise in the future covering the same area as said leases or claims, together with all applications, surveys, easements, rights of way, rights, titles or interests of every kind and description to which the Owner or its Affiliates has rights, or otherwise owns or controls, relating to or acquired in connection with one or more of said leases or claims;

"Quarter" means a calendar quarter;

"Quarterly Average COMEX Price" means, for any Quarter, the average of the daily COMEX settlement price for a given commodity (other than gold) as quoted in United States dollars by COMEX (a division of CME Group, Inc.) (or any successor thereto) for such Quarter, calculated by dividing the sum of all such quotations during such Quarter by the number of such quotations (for greater certainty, if COMEX does not publish price quotations for such commodity, Section 2.2(h) shall apply);

"Quarterly Average Gold Price" means, for any Quarter, the average of the London p.m. fix for gold as quoted in United States dollars by the London Bullion' Market Association (or any successor metals exchange) for such Quarter, calculated by dividing the sum of all such quotations during such Quarter by the number of such quotations;

"Quarterly Production" means the sum of all gross number of recovered ounces of Precious Metals and the recovered quantity of other Products in all shipments delivered to and paid for by a Processor during any Quarter, provided that if delivery and payment/credit are not made in the same Quarter, the Precious Metals and/or other Products shall be deemed to be part of Quarterly Production in the Quarter in which the later of delivery and payment/credit occurs;

"Refined Gold" means marketable metal bearing material in the form of gold bars or coins that is refined to a minimum 995 parts per 1,000 fine gold;

"Refined Silver" means marketable metal bearing material in the form of silver bars or coins that is refined to a minimum 999 parts per 1,000 fine silver;

"Refining Costs" means all costs and expenses of smelting and refining, including all costs of assaying, sampling, custom-smelting and refining, all independent representative and umpire charges and any other treatment or other processing charges or applicable penalties, discounts or costs;

"Review Period" has the meaning set out in Section 2.3(b) hereof;

"Royalty" means the net smelter return royalty retained by Osisko and transferred to the Holder, described in Section 2.1, and for greater certainty includes the In-Kind Royalty;

"Taxes" means all taxes of any kind or nature whatsoever including corporation taxes, capital taxes, realty taxes (including utility charges which are collectible like realty taxes), net proceeds of mines tax, privilege taxes, excise taxes, business taxes, property transfer taxes, income taxes, sales taxes, customs duties, payroll taxes, levies, stamp taxes, royalties, provincial mining taxes and mining duties, including duties imposed under the Mining Tax Act (Québec) as amended from time to time, and all fees, including claim fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Body of any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon;

"Third Party", in relation to any party, means a Person with whom such party deals at arm's length (within the meaning of the Income Tax Act (Canada), as in effect on the date hereof); and

"Trading Activities" means any and all price hedging and price protection activities undertaken by the Owner or its Affiliates with respect to any Products or currency exchanges, including any forward sale and/or purchase contracts, spot-deferred contracts, option contracts, speculative purchases and sales of forward, futures and option contracts, both on and off commodity exchanges.

1.2	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars.

1.3	Sections and Headings

The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless otherwise specified, any reference herein to a Section or Schedule refer to the specified Section of or Schedule to this Agreement.

1.4	Rules of Construction

Unless the context otherwise requires, in this Agreement:

(a)     words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(b)     the words "include", "includes" and "including" mean "include", "includes" or "including", in each case, "without limitation";

(c)     reference to any agreement, indenture or other instrument in writing means such agreement, indenture or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(d)     if there is any conflict or inconsistency between the provisions contained in the body of this Agreement and those of any Schedule hereto, the provisions contained in the body of this Agreement shall prevail;

(e)     time periods within which a payment/credit is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(f)     whenever any payment/credit to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment/credit shall be made or action taken on the next following Business Day.

1.5	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided or as provided in other documents executed and delivered by the parties in connection herewith.

1.6	Time of Essence

Time shall be of the essence of this Agreement.

1.7	Applicable Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Québec and the federal laws of Canada applicable in such province.

1.8	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by that party. No waiver of any provision of this. Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

1.9	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct. To the extent that any such provision is found to be invalid, illegal or unenforceable, the parties hereto shall act in good faith to substitute for such provision, to the extent possible, a new provision with content and purpose as close as possible to the provision so determined to be invalid, illegal or unenforceable.

1.10	Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule A	-	Legal Description of the Property
Schedule B	-	Deed of Hypothec
Schedule C	-	Area of Interest

SECTION 2
NET SMELTER ROYALTY

2.1	Royalty

On the terms and subject to the conditions of this Agreement, the Owner hereby acknowledges and agrees that the Holder holds in the Property a real right in the Property (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the Property) and the Owner agrees to pay to the Holder a net smelter royalty equal to 5% of the Net Smelter Return after the date hereof from the production of Products from the Property (collectively, the "Royalty"). All Royalty payments to be paid in cash shall be paid in United States dollars.

2.2	Calculation and Payment

(a)     The Royalty shall be calculated for each Quarter and the amount of the Royalty payable to the Holder in respect of any Quarter shall be equal to the product of 5% multiplied by the Net Smelter Return in such Quarter.

(b)     "Net Smelter Return" for any given Quarter means the amount determined by the following formula:

(A x B) + (C x D) + E - F

where

"A" is the Quarterly Production of gold;

"B" is the Quarterly Average Gold Price;

"C" is the Quarterly Production of silver;

"D" is the Quarterly Average COMEX Price of silver;

"E" is the value of Products (other than gold and silver) recovered in the Quarterly Production, based on the applicable Quarterly Average COMEX Price for such Products; and

"F" is Allowable Deductions, provided that, where applicable, all Refining Costs and other costs and disbursements constituting Allowable Deductions expressed or incurred in a currency other than United States dollars will be converted into United States dollars on the basis of the average noon rate of exchange quoted by the Bank of Canada for the applicable Quarter.

(c)     Prior to the commencement of each fiscal year, the Holder shall at its option be entitled to elect payment of the Royalty for such fiscal year to the extent relating to gold and silver (the "In-Kind Royalty") as an in-kind credit in the form of Refined Gold and Refined Silver, as the case may be, derived from the Products by way of credit in metal or physical allocation to the metal account maintained by the Holder with the Processor specified by the Holder for such purpose. Any election of the In-Kind Royalty shall be in respect of all, and not a portion, of the Holder's interest in Refined Gold and Refined Silver produced from the Property in the relevant fiscal year. The Holder shall make such election by providing the Owner with notice no less than 45 days nor more than 90 days prior to the commencement of such fiscal year indicating the Holder's election for payment in-kind and identifying the account maintained by the Holder with the Processor. If the Holder fails to provide a notice of election in respect of a fiscal year, the Holder shall be deemed to have elected the same method of payment as in the prior fiscal year, and if no prior election has been made, the Holder will be deemed to have elected payment of the Royalty in-kind. Notwithstanding the foregoing, the Holder will be deemed to have elected payment of the Royalty in-kind for all payments payable in the 2014 calendar year.

(d)     If the Holder has elected the In-Kind Royalty pursuant to Section 2.2(c), where Precious Metals are shipped by the Owner in the form of doré, the Owner shall credit the Holder's account with 5.0% of the Refined Gold and 5.0% of the Refined Silver derived from the Products and credited to the Owner by the Processor as soon as practicable and in any event no later than five Business Days after Refined Gold or Refined Silver is credited to the Owner, subject to further adjustment upon receipt of final adjusted numbers from the Processor. In the case of Precious Metals shipped by the Owner other than in the form of doré, the applicable in-kind credit shall be credited to the Holder's account no later than 10 days after the last day of each Quarter, subject to further adjustment upon receipt of final adjusted numbers from the Processor. In all cases, such credits shall be made in accordance with written instructions given to the Owner by the Holder as provided in Section 2.2(c) .

(e)     If the Holder elects, or is deemed to have elected, to receive the Royalty as a cash payment for a particular fiscal year, the Owner shall pay the Royalty in cash within 15 days of the last day of each Quarter of such fiscal year. The Royalty other than the In-Kind Royalty shall at all times be payable in cash by the Owner within 15 days of the last day of each Quarter. Cash payments shall be made by wire transfer to an account to be designated by the Holder and notified to the Owner at least three Business Days prior to the payment date.

(f)     If the Holder has elected the In-Kind Royalty pursuant to Section 2.2(c), (i) the Holder shall be responsible for any incremental out-of-pocket costs incurred by the Owner in providing for in-kind settlement of the In-Kind Royalty and (ii) the Owner shall invoice the Holder for its pro rata share (5.0%) of any Allowable Deductions with respect to such In-Kind Royalty credits, which invoices shall be due and payable within 15 days of delivery to the Holder. If the Holder fails to pay any invoiced amounts of any Allowable Deductions or other amounts payable under this Section 2.2(f) when due, the Owner shall be entitled to reduce the amount of Refined Gold or Refined Silver to be credited to the Holder in respect of any subsequent Quarter by an amount that is equivalent in value to the amount of such unpaid invoices.

(g)     Notwithstanding the use of the Quarterly Average Gold Price and Quarterly Average COMEX Price of silver in the calculation of Net Smelter Return, the Parties agree that receipt of in-kind credits by the Holder in compliance with this Section 2.2 shall constitute payment of the Royalty, notwithstanding any difference between the spot prices for gold and silver on the date of credit and the Quarterly Average Gold Price and Quarterly Average COMEX Price of silver, respectively, applicable to the Precious Metals credited.

(h)     If any of the price quotations used in the determination of the Quarterly Average Gold Price or the Quarterly Average COMEX Price cease to exist, cease to be published or should no longer be internationally recognized as the basis for the settlement of bullion contracts (in the case of gold and silver) or as the basis for the settlement of any other applicable commodity, then, upon the request of either of them, the Owner and the Holder shall promptly meet to select a comparable commodity quotation for purposes of this Agreement. The basic objective of such selection shall be to secure the continuity of fair market pricing of Refined Gold, Refined Silver or such other commodity. If such selection has not been made prior to the end of the Quarter in which the price quotations became unavailable: (i) the Quarterly Average Gold Price and/or the Quarterly Average COMEX Price, as applicable, for the last complete Quarter for which the price quotations were available shall be used on an interim basis pending such selection; and (ii) the selection of the comparable commodity quotation shall be made by an arbitrator in accordance with Section 3.2.

(i)     In the event that any credit/payment required to be made to a party hereunder is not made when due, such credit/payment shall bear interest at a rate equal to the Prime Rate plus 5.0%, compounded monthly on the last day of each month, until such credit/payment and accrued interest is credited/paid in full. For the purposes hereof, the term "Prime Rate" means the per annum rate quoted or announced from time to time by the principal office of the Royal Bank of Canada in Toronto as its reference rate of interest for Canadian dollar loans made in Canada. The rate of interest payable on such late credits/payments will change simultaneously with changes in the Prime Rate from time to time.

(j)     If any Taxes are required by applicable law to be deducted, withheld, charged or levied by the Owner on any such credits/payments to the Holder, then the Owner shall be entitled to deduct or withhold from the credit/payment to the Holder and remit such amounts to the applicable taxing authorities as required by law, and any credit/payment to the Holder hereunder shall be made net of such Taxes without gross-up or make-whole payment.

(k)     Each credit/payment of the Royalty shall be accompanied by a detailed statement explaining the manner in which the credit/payment was calculated and shall also include the following information: (i) settlement ounces (or other quantities in the case of Products other than Precious Metals) of all Quarterly Production; (ii) the prices used for the calculation of the Royalty; (iii) all Allowable Deductions applied to the Royalty; (iv) any other pertinent information in sufficient detail to explain the calculation of the credit/payment, including any withholding, deduction, charges or levies deducted from the credit/payment pursuant to Section 2.2(j); and (v) such other information as the Holder may reasonably request.

- 1 0 -

(1)     Notwithstanding any other provisions of this Agreement, if the Owner receives insurance proceeds for any Precious Metals or other Products that are lost or damaged, the Owner shall pay to the Holder, in lieu of the credit/payment of the Royalty in respect of such Precious Metals or other Products that were lost or damaged, an amount equal to 5.0% of the gross insurance proceeds which are received by the Owner for such Precious Metals or other Products. The Owner shall pay such amount in cash within 10 days of the Owner receiving such insurance proceeds in cash by wire transfer to an account to be designated by the Holder and notified to the Owner in writing at least three Business Days prior to the payment date. The amount of gross proceeds received by Owner on account of the lost or damaged Precious Metals or other Products shall be conclusively determined by the final, uncontested insurance settlement documents.

(m)     All tailings, residues, waste rock, spoiled leach materials, and other waste materials (collectively, "waste materials") resulting from the Owner's operations and activities at and on the Property to which the Owner retains ownership shall remain subject to the Royalty should the same be processed or reprocessed, as the case may be, in the future and result in the production of Products.

(n)     All credits/payments due to the Holder on account of the Royalty shall be held by the Owner in trust for the Holder until credited/paid to the Holder in accordance with the terms of this Agreement.

(o)     Concurrently with the signing of this Agreement, a deed of hypothec in the form attached hereto as Schedule B (the "Hypothec") will be entered into, hypothecating the Property in favour of the Holder for the sum of $400,000,000 in principal. Such Hypothec shall be registrable in the land register, and in the Register of real rights of State resource development (except as regards mining claims) and in the Public register of real and immovable mining rights; it shall secure the payment of the Royalty when due and the obligation to ensure that the Acquiror irrevocably agrees in writing to be bound by the Acquiror's Covenants. The Holder shall irrevocably agree not to exercise any of the four (4) hypothecary recourses referred to in Article 2748 of the Civil Code of Québec (i.e., taking possession of any part of the Property to administer it, taking any part of the Property in payment, having any part of the Property sold by judicial authority and selling any part of the Property consensually) and waive its right to collect any claim hypothecated under the Hypothec, and the Holder will also irrevocably waive any right to obtain surrender of, or to seize either before or after judgment, the Property, in whole or in part, and will irrevocably undertake not to otherwise enforce the Hypothec against the Property, in whole or in part, directly or indirectly, through the appointment of a receiver or a sequestrator or by petitioning the Owner or any other grantor of the Hypothec into bankruptcy, provided that the Holder shall continue to benefit from all other recourses available to it at law to enforce its rights under this Agreement. The Hypothec shall be first-ranking, subject only to (i) any security (including the security granted in favour of CPPIB Credit Investments Inc.) existing at the time of execution of this Agreement, (ii) permitted encumbrances similar to those defined in the Second Amendment and Restated Loan Agreement entered into on October 1, 2013 between CPPIB Credit Investments Inc. and Osisko and (iii) encumbrances granted to a Permitted Lender. The Hypothec will provide that the Holder's rights under the Hypothec will be subordinated to the rights of one or more Permitted Lender, as follows: (i) the Holder will irrevocably undertake to stand still and not interfere with the realization, by the Permitted Lender, of its security, and the Holder will irrevocably agree that the Permitted Lender will control the Holder's position in any bankruptcy or insolvency proceeding, provided that any Person that acquires the Property (an "Acquiror") agrees to be bound by this Agreement and agrees that any future Person acquiring the Property from it or on its behalf undertakes similar obligations (the "Acquiror's Covenants") and provided further that the Holder continues to be paid amounts owed under the Royalty in accordance with the terms of this Agreement following commencement of any such standstill applicable to the Holder, it being understood and agreed that the Hypothec will remain in place notwithstanding the acquisition of the Property by the Acquiror and the entering into of the Acquiror's Covenant, and (ii) the Holder will irrevocably agree that no Acquiror that provides the Acquiror's Covenants and no Permitted Lender shall have any obligation to pay or cause the payment of any royalties or arrears or otherwise cure any default under this Agreement in respect of periods prior to the acquisition or the commencement of the standstill. The parties agree to use good faith efforts to cooperate in the negotiation of a intercreditor and subordination agreement with a proposed Permitted Lender and to settle such agreement as promptly as practical. Holder shall act in good faith and in a commercially reasonable manner, and shall take all such actions as may be required and cooperate with the Owner, all on a timely basis, to enter into any intercreditor and subordination agreement required by, and to give effect to the terms of, this Agreement. In the event that the Holder is not willing to agree to the terms of a requested intercreditor and subordination agreement in respect of a proposed Permitted Lender, then the parties shall refer the matter to resolution by arbitration on an expedited basis before a single arbitrator. Such arbitration shall be conducted pursuant to Section 3.2 but without the requirement for the 60 day period of consultation and negotiation. Such arbitration shall be conducted on an expedited basis within 14 days of the selection of the arbitrator.

2.3	Accounting Matters

(a)     All calculations and computations relating to the Royalty payments/credits to be made to the Holder hereunder shall be carried out on a consistent basis in accordance with IFRS to the extent that such principles are not inconsistent with the provisions of this Agreement. In the event of any inconsistency between such accounting principles and the provisions of this Agreement, this Agreement shall prevail.

(b)     Any Royalty payment/credit made hereunder shall be considered final and in full satisfaction of all obligations of the Owner hereunder unless on or prior to June 30 of the year following such Royalty payment/credit (the "Review Period"), the Holder provides a written notice of its objection (describing in detail the specific objection and its basis therefore to the Owner. In the event that a Dispute arises that cannot be resolved by the mutual agreement of the parties within 60 days after receipt of such notice of objection by the Owner, any party may elect to have the Dispute arbitrated in accordance with Section 3.2.

(c)     Upon not less than 20 days' prior written request from the Holder, duly authorized representatives of the Holder's accountants shall be entitled, at the Holder's cost and expense, to inspect and audit, within the Review Period, such books of account, records and supporting materials related to the determination of the Royalty or otherwise confirming the rights and obligations of the Holder and the Owner hereunder. The Holder and the Owner agree to make such adjustments, if any, to Royalty payments/credits previously made as may be required as a result of such audit. In the event that a Dispute arises with respect to such adjustments that cannot be resolved by the mutual agreement of the parties within 60 days following the receipt of the results of such audit, any party may elect to have the Dispute arbitrated in accordance with Section 3.2.

- 1 2-

(d)     The Owner agrees to keep accurate records showing the amount of recovered Products produced by it from the Property. All Products produced from the Property shall be kept separate and distinct from minerals and/or mineral products produced by the Owner from properties other than the Property.

(e)     Any Trading Activities engaged in by the Owner or its Affiliates in respect of Products, and the profits and losses generated thereby, shall not, in any manner, be taken into account in the calculation of Royalty payments/credits due to the Holder, whether in connection with the determination of price, the date of sale or the date any Royalty payment/credit is due. The Holder acknowledges that the Owner or its Affiliates engaging in Trading Activities may result in the Owner or its Affiliates realizing from time to time fewer or more dollars for Products than does the Holder. The Holder shall not be entitled to share in the profits, nor obligated to share in any losses, generated by any such Trading Activities. The Royalty payable on Precious Metals or other Products subject to Trading Activities shall be determined in the same manner as provided in Section 2.2 with the understanding that the Precious Metals or other Products subject to Trading Activities shall be deemed to be part of Quarterly Production, with the Quarterly Average Gold Price or Quarterly Average COMEX Price, as applicable, for such Quarter being used in the calculation of the Royalty.

(f)     The Owner shall have the right to mine and remove small amounts of ores, minerals and mineral resources constituting Products as is reasonably necessary for sampling, assaying, metallurgical testing and evaluation of the minerals' potential of the Property and the Holder shall not be entitled to a Royalty payment/credit in respect of such Product. For certainty, the Royalty payment/credit shall be payable on all bulk samples and production where the Owner receives any proceeds from any Processor or other purchaser.

SECTION 3
GENERAL MATTERS

3.1	Term

The term of this Agreement shall be perpetual, it being the intent of the parties hereto that this Agreement and the Royalty created hereby constitute a real right in the Property (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the Property), and a restrictive covenant running with the Property and all successions thereof whether created privately or through governmental action.

3.2	Cooperation and Dispute Resolution

In the event of any dispute, claim, question or disagreement (each a "Dispute") arising out of or relating to this Agreement, the parties shall use all reasonable endeavours to settle such Dispute. To this effect, they shall consult and negotiate with each other in good faith and attempt to reach a just and equitable solution to the Dispute within a period of 60 days from the matter in dispute being raised by a party. If the parties cannot resolve the Dispute within the 60 day period, a party may refer the Dispute to arbitration pursuant to the Book VII (Section 940 and following) of the Code of Civil Procedure (Québec) (the "Code of Civil Procedure Arbitration Provisions"). The arbitration shall be held in the City of Montreal and determined by a single arbitrator. The arbitrator shall be qualified by experience and skill in the area(s) covered by the Dispute and, unless both parties agree in writing following full disclosure of any facts giving rise to a possible conflict, free from legal or business conflicts of interest in relation to the parties.

- 1 3 -

If the parties do not agree upon the selection of the arbitrator within 15 days following the expiration of the 60 day period referred to above, either party may apply to a judge of the Superior Court of Justice of Québec for the appointment of the arbitrator. Unless the parties agree to share the costs of the arbitration, the arbitrator shall determine what portion of the costs and expenses incurred in such proceeding shall be borne by each party participating in the arbitration. The award o f the arbitrator shall be final and binding on each of the parties and shall not be subject to any appeal on any ground, including an error of law. The arbitration shall be governed by the laws of Québec and the laws of Canada applicable therein, and judgement upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The parties covenant that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

The provisions of this Agreement providing for the resolution of Disputes shall not operate to prevent recourse to the court by any party as permitted by the Code of Civil Procedure Arbitration Provisions with respect to injunctions, receiving orders and orders regarding the detention, preservation and inspection of property, or whenever enforcement of an arbitration award reasonably requires access to any remedy which an arbitrator has no power to award or enforce.

3.3	Records

The Owner shall, from and after the date hereof, keep accurate records of the tonnage, volume of Products, analysis of Products, weight, moisture, assays of pay metal content and other records, as appropriate, related to the determination of the Net Smelter Return.

3.4	Title Maintenance

From the date this Agreement takes effect and subject to Section 3.5, the Owner shall use commercially reasonable efforts to maintain title to the Property and to do all things and make all payments necessary or appropriate to maintain the right, title and interest of the Owner in the Property.

3.5	Abandonment

If the Owner intends to abandon any of the land comprising a portion or all of the Property ("Abandonment Property"), the Owner shall first give notice of such intention to the Holder at least 90 days prior to the proposed date of abandonment. If, not later than 45 days before the proposed date of abandonment, the Owner receives from the Holder written notice that the Holder desires the Owner to convey the Abandonment Property to the Holder or an assignee, then, subject to the rights of any other Person holding a right with respect to the Abandonment Property that pre-dates the date of this Agreement and, if applicable, the issuance to the Owner by the Minister of Natural Resources and Energy (Québec) of a certificate of release under Section 232.10 of the Mining Act (Québec) further to the Holder having assumed the Owner's obligations and liabilities under any approved rehabilitation and restoration plan in respect of the Abandonment Property, the Owner shall, without additional consideration, convey the Abandonment Property, including all related mining leases, mining claims, permits and authorizations, without warranty or indemnity and subject to all liens and encumbrances then existing on the Abandonment Property, to the Holder and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If the Holder does not give such notice to the Owner within the prescribed period of time, the Owner may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, that if the Owner or any Affiliate of the Owner reacquires a direct or indirect interest in any of the ground covered by the Abandonment Property at any time within seven (7) years following abandonment, the production of Products from such ground shall be subject to the Royalty and this Agreement. The Owner shall give written notice to the Payee within ten (10) days of any such reacquisition.

- 1 4 -

3.6	Right to Inspect

Upon not less than 20 days' notice to the Owner, the Holder or its authorized representatives may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, and may inspect and copy all records and data pertaining to the determination of the Royalty, including such records and data which are maintained electronically. The Holder or its authorized representatives shall enter the Property at their own risk and may not unreasonably hinder operations on or pertaining to the Property. The Holder shall indemnify and save harmless the Owner and its Affiliates (including direct and indirect parent companies) and their respective directors, officers, shareholder, employees, agents and attorneys, from and against any expenses, costs, penalties, fines, losses and liabilities (including, all amounts paid in settlement, all interest and penalties and all legal and other professional fees and disbursements) which may be suffered or incurred by any of them by reason of the Holder's exercise of its rights herein or its rights under Section 3.7(b)(ii) including any damage to the property, plant and equipment on the Property or any injury to the Holder, the Owner, their Affiliates or any of their respective agents or representatives.

3.7	Technical Reports

So long as the Holder is a reporting issuer in a jurisdiction of Canada, then in the event that the Holder is not entitled to the exemption in section 9.2(1) of National Instrument 43101 or any successor provision of such law, the following shall apply:

(a)

If the Owner prepares a technical report under National Instrument 43-101 (or similar report) (a "Technical Report") in respect of the Property, upon the request of the Holder, the Owner shall use commercially reasonable efforts to cause the author(s) of such report to provide, at the sole cost and expense of the Holder, (i) a copy of such report to be addressed to the Holder or any of its Affiliates, (ii) the relevant certificates and consents of the author(s) required in connection with the filing of and reference to such report to be provided to the Holder or any of its Affiliates, and (iii) such other consents in connection with the use of or reliance upon such report by the Holder or any of its Affiliates from time to time in its public disclosure as may be required by the Holder.

(b)

Notwithstanding paragraph (a), if the Holder or any of its Affiliates is required by applicable law to prepare a Technical Report in respect of the Property and the Owner and its Affiliates are not required by applicable law to prepare a Technical Report, then at the Owner's option either

	(i)	the Owner shall at the Holder's sole cost and expense prepare a Technical Report which report shall be provided to Holder on the basis contemplated in paragraph (a), or

(ii)

the Owner shall cooperate with and allow the Holder and its authorized representatives to access technical information pertaining to the Property and complete site visits at the Property so as to enable the Holder or its Affiliates, as the case may be, to prepare the technical report (or similar report) in accordance with National Instrument 43-101 (or any other applicable Canadian and/or US securities laws and/or stock exchange rules and policies governing the disclosure obligations of the Holder or any of its Affiliates) at the sole cost and expense of the Holder, and in either case the Owner shall notify the Holder within 15 days of the Holder's request to the Owner for the preparation of a Technical Report pursuant to this Section 3.7(b) as to whether the Owner will be choosing the option in Section 3.7(b)(i) or 3.7(b)(ii) .

3.8	Annual Forecast Report

The Owner shall deliver or cause to be delivered to the Holder before the beginning of each fiscal year, a preliminary Annual Forecast Report. The Owner shall deliver or cause to be delivered to the Holder the final Annual Forecast Report as soon as practicable following its preparation. The Holder shall treat the preliminary and final Annual Forecast Report as Confidential Information under section 3.9 below and shall not publicly disclose such information until such time as the Owner, or either of the entities which control the partners of the Owner, namely, Agnico Eagle Mines Limited and Yamana Gold Inc., has publicly disclosed the information.

3.9	Confidentiality

(a)     The Holder shall not, without the express written consent of the Owner, disclose any non-public information received under this Agreement including (any Technical Reports or Annual Forecast Reports) relating to the Owner, its Affiliates or the Property (the "Confidential Information"), other than to employees, agents or consultants of the Holder in respect of the administration or enforcement of its rights hereunder and who agree to be bound by the confidentiality provisions of this Agreement (the breach of which shall be deemed to be a breach by the Holder). In addition, the Holder shall not use any Confidential Information for its own use or benefit except for the purpose of administering or enforcing its rights under this Agreement.

- 1 6 -

(b)     The Holder may disclose Confidential Information to a prospective lender to whom the Holder may, in good faith, grant an interest in the Royalty payments/credits as security for the Holder's bona fide obligations to such lender, but only if the Owner has been provided with a confidentiality agreement that includes the confidentiality provisions of Section 3.9(a), and that has been executed by such lender.

(c)     The Holder may disclose Confidential Information if such disclosure is required for compliance with applicable laws, rules, regulations or orders of any governmental agency or stock exchange having jurisdiction over the Holder or its affiliates; provided however, that the Holder shall give notice to Owner of such disclosure as far in advance of such disclosure as is reasonably practicable and ensure that only such information as is necessary to comply with the Holder's obligations is disclosed.

3.10	Toll Milling

The Owner shall pay to the Holder a CDN$0.40 per tonne milling fee in respect of any ore milled at the Property after June 16, 2021 that is not produced from the Property, provided that no fee shall be payable in respect of any tonnes of ore milled in excess of 65,000 tonnes per day. Such milling fee shall be payable in cash within 15 days of the last day of each Quarter by wire transfer to an account to be designated by the Holder and notified to the Owner at least three Business Days prior to the payment date. In the event that any payment of such milling fee required to be made to the Holder hereunder is not made when due, that payment shall bear interest at a rate equal to the Prime Rate plus 5.0%, compounded monthly on the last day of each month, until such payment and accrued interest are paid in full. The Holder's rights and the Owner's covenants under Sections 2 and 3 shall apply to such milling fee.

3.11	Area of Interest

(a)     So long as the Holder holds the Royalty, neither the Holder nor any Affiliate of the Holder shall acquire any interest in real property wholly or partially within the Area of Interest for the purpose of conducting exploration or mining development and/or mining operations, including any mineral interests of any nature, including without limitation mining permits, licences, claims or other concessions, whether directly or indirectly through a royalty interest or the acquisition of all or any part of another Person or special purpose vehicle not recognized by law.

(b)     Notwithstanding the foregoing, the Holder shall not be restricted by this Section 3.11 from owning equity shares or other equity securities of a company (a "Grandfathered Investee") the shares of which are listed on a recognized stock exchange where such equity shares were transferred to Osisko Gold Royalties Ltd. pursuant to the Plan of Arrangement. The Holder shall also be permitted to acquire additional equity shares or other equity securities of a Grandfathered Investee.

(c)     The Holder shall be permitted notwithstanding Section 3.11(a) to acquire royalty interests in real property that is located in the Area of Interest but outside the area of the Property.

(d)     The Owner shall have a right of first refusal over any sale by the Holder of any equity shares or other equity securities in a Grandfathered Investee. The Holder shall provide the Owner with a notice of intent to sell indicating the number of securities of the Grandfathered Investee (the "Offered Securities") and price per security at which the Owner proposes to sell such securities (a "Sale Notice"). The Owner shall have the option for a period of 15 days following receipt of the Sale Notice to purchase all, but not less than all, of the Offered Securities at the price specified in the Sale Notice. If the Owner does not elect to purchase the Offered Securities within such time period, then the Holder shall be permitted for a period of 15 days thereafter to sell all, but not less than all, of the Offered Securities at a price not less than the price specified in the Sale Notice. If the Holder fails to sell the Offered Securities within such 15 days, then any subsequent proposal to transfer such Offered Securities shall be conducted in accordance with all of the procedures set forth in this Section 3.11(d) . In the case of any transaction valued at less than $1,000,000 the 15 day period referenced above shall be shortened to 2 days.

- 1 7 -

3.12	No Implied Covenants

The parties agree that no implied covenants or duties relating to exploration, development, mining or the payment/credit of production royalties shall affect any of their respective rights or obligations hereunder, and that the only covenants or duties which affect such rights and obligations shall be those expressly set forth and provided for in this Agreement.

3.13	Change in Ownership of Right to Royalty

No change or division in the ownership of the Royalty, however accomplished, shall enlarge the obligations or diminish the rights of the Owner or its Affiliates.

3.14	Deemed Amendment

(a)     Except as otherwise agreed with the Holder, no property which is, directly or indirectly, held by Osisko or in which Osisko has an interest and which is subject to any option, joint venture, co-ownership or similar agreement in effect immediately prior to 12.01 a.m. (Eastern Time) on June 16, 2014 between Osisko or any of its Affiliates and a Third Party ("Excluded Property") will be subject to the Royalty. Schedule A hereto shall be deemed to be amended to exclude any such Excluded Property.

(b)     The Holder's entitlement to the Royalty under this Agreement and the Owner's other obligations to the Holder hereunder (including the granting of the Hypothec) shall be subject to the rights of any Third Party existing as of June 16, 2014. In the event that any royalty agreement or other agreement between Osisko or the Owner or any of their Affiliates and a third party in effect immediately prior to 12:01 a.m. (Eastern Time) on June 16, 2014 (a "Third Party Agreement") (i) prohibits the granting of the Royalty, the giving of security in respect thereof, or the assignment of such Royalty by Osisko to the Holder, (ii) provides that such grant or transfer is subject to a right of first refusal, right of first offer or other restriction on transfer, or (iii) requires the consent of such Third Party for such grant or transfer, which consent was not obtained by Osisko immediately prior to 12:01 a.m. (Eastern Time) on June 16, 2014, in each case with respect to a portion of the Property (such portion being referred to as the "Affected Property"), then Schedule A hereto shall be deemed to be amended to exclude the Affected Property.

- 1 8 -

(c)     The Holder shall execute such further documents or instruments required by the Owner or its Affiliates as may be reasonably necessary or desirable to effect the deemed amendments provided in this Section 3.14 and such waiver, release or discharge.

3.15	Property Right; Further Assurances: Registration of Interest

(a)     The Owner acknowledges and agrees that (i) the Royalty is a real right in the Property (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the Property) that runs with the Property and such interest shall be binding upon the Owner, its successors and the permitted assigns of the Property and any other successor in title to the Property, and (ii) the Royalty shall attach to any amendments, relocations or conversions of any mining lease, mining claim, license, lease, concession or other tenure comprising the Property or to any renewals or extensions thereof. Pursuant to Section 3.5 hereof, the Holder shall have the right to abandon such real right by delivering to the Owner a 90-day prior written notice of the exercise of such right to abandon.

(b)     To the extent permitted by applicable law, the Holder may register or may cause, at its sole cost and expense, the due registration of, this Agreement, notice of this Agreement or the Hypothec against the title to the Property, including at (i) the Public Register of Real and Immovable Mining Rights (Québec), (ii) the Register of Personal and Movable Real Rights with respect to mining claims included in the Property which have not been converted to a mining lease, and (iii) the Register of real rights of State resource development (Québec) which forms part of the land register. The Owner covenants and agrees that it shall co-operate with such registration and provide its written consent or signature to any documents or things reasonably necessary to accomplish such registration in order to ensure that any successor or assignee or other acquiror of the Property, or any interest therein, shall have public notice of the terms of this Agreement and in order to assist the Holder in its efforts to register a restriction on title to the Property restricting the sale, assignment, transfer, conveyance, lease, license, charge, pledge, hypothecation or other disposition of the Property, in whole or in part, without compliance with the terms of Section 3.16(c) of this Agreement. Holder shall assume all survey, legal or other costs associated with the registration of this Agreement, notice of this Agreement or the Hypothec as set forth above, including, without limitation, all costs and fees relating to the opening of land files in respect of mining claims for which land files have not yet been opened and Holder shall indemnify the Owner for all costs incurred by it in connection with the registration of this Agreement, notice of this Agreement or the Hypothec under this Section 3.15. Holder acknowledges that should it proceed with the registration of the Hypothec at the Register of real rights of State resource development, it shall firstly register the hypothecs granted by Osisko Mining Corporation in favour of CPPIB Credit Investments Inc. respectively dated November 18, 2009 and December 4, 2012, in priority ahead of the Hypothec, the whole at the Holder's sole cost and expense.

(c)     The Owner shall notify the Holder in writing of any additional mining lease, or any renewal, replacements, substitutions or modifications of mining leases, included in the Property from time to time, including as a result of conversion of mining claims included in the Property, in order to allow the Holder to proceed with amendments or additional registrations of this Agreement as may be necessary or advisable to ensure that the real right of the Holder and the terms of this Agreement are properly registered against such additional mining leases.

- 1 9 -

(d)     Each party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the party requesting such further document or action, unless expressly indicated otherwise.

3.16	Successors and Assigns

(a)     This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties hereto and, where the context so permits, their respective successors and permitted assigns.

(b)     The Holder may assign, transfer, pledge, hypothecate or otherwise convey this Agreement or all or any of its rights in the Royalty without the prior written consent of the Owner.

(c)     The Owner may not sell, assign, transfer, convey, lease, license, charge, pledge, hypothecate or otherwise dispose o f the Property or any interest in the Property in any manner whatsoever, and may not assign, transfer or otherwise convey this Agreement or any interest therein, without in each case complying with the following:

(i)

it shall be a condition of such sale, assignment, transfer, conveyance, lease, license or other disposition that the transferee or other counterparty to such transaction first execute and deliver to the other parties to this Agreement an instrument in writing pursuant to which such transferee or other counterparty (A) agrees to be bound by the terms hereof and by all of the liabilities and obligations of the transferor hereunder in the same manner and to the same extent as though the transferee was an original party hereto in the first instance, without in any way derogating from clause (iii) below, and (B) consents and agrees to the continuation or re-registration of any restrictions registered against the Property pursuant to Section 3.15;

(ii)

it shall be a condition of any such charge, pledge or hypothec that the chargee, pledgee or holder of hypothec first execute and deliver to the other parties an instrument in writing pursuant to which such chargee, pledgee or holder of hypothec (A) agrees that, in the event that it exercises any of its rights under the charge, pledge or hypothec which allow it to take possession or acquire, or cause the sale or other disposition of the Property or any party thereof, or which result in the then Owner no longer being the owner of the Property, such chargee, pledgee, holder, or any acquiror of the Property or successor to the Owner as a result of such exercise of rights, shall be bound by the terms hereof and by all of the liabilities and obligations of the Owner hereunder in the same manner and to the same extent as though it was an original party hereto in the first instance, without in any way derogating from clause (iii) below, and (B) consents and agrees, and will cause any such acquiror of the Property or successor to the Owner as a result of the exercise of its rights to consent and agree, to the continuation or re-registration of any restrictions registered against the Property pursuant to Section 3.15; and

- 2 0 -

(iii)

any such sale, assignment, transfer, conveyance, lease, license, charge, pledge, hypothecation or other disposition shall not relieve or discharge the Owner from any of its liabilities or obligations hereunder existing on the date of such sale, assignment, transfer, conveyance, lease or other disposition, and the Holder may continue to look to the Owner for the performance thereof;

Any such sale, assignment, transfer, conveyance, lease, license, charge, pledge, hypothecation or other disposition which does not comply with the terms of this Agreement shall be null and void and of no force or effect. This Section 3.16 shall not apply to the hypothec created by the Hypothec or to any sale, assignment, transfer, conveyance, lease, license, charge, pledge, hypothecation or other disposition granted, or otherwise consented to, by a Permitted Lender.

3.17	Notices

(a)     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by telecopy or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

if to the Holder:

Osisko Gold Royalties Ltd.
1100, Avenue des Canadiens-de-Montréal
Suite 300, P.O. Box 211
Montréal, Québec H3B 2S2

Attention:	President
Facsimile:	514.993.3290

if to the Owner:

Canadian Malartic GP
1100, Avenue des Canadiens-de-Montréal
Suite 300, P.O. Box 211
Montréal, Québec H3B 2S2

Attention:	President
Facsimile:	514.993.3290

with a copy to:

Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario M5C 2Y7

Attention:	General Counsel
Facsimile:	416.367.4681

and to:

Yamana Gold Inc.
Royal Bank Plaza, North Tower
Suite 2200
200 Bay Street
Toronto, Ontario M5J 2J3

Attention:	General Counsel
Facsimile:	416.815.0021

(b)     Any such notice or other communication shall be deemed to have been given and received on the day on which it was personally delivered or transmitted by telecopier, receipt confirmed (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the fifth Business Day following the date of mailing; provided, however, that if at the time o f mailing or within five Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by telecopier.

(c)     Any party may change its address for service at any time by giving notice to each of the other parties in accordance with this Section 3.17.

3.18	Language

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la presente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

3.19	Amendment and Restatement

This Agreement amends and restates and replaces in its entirety the Canadian Malartic Net Smelter Retum Royalty Agreement dated June 16, 2014 between the Owner and Osisko, which agreement was transferred to the Holder.

- 2 2 -

3.20	Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed by the parties.

CANADIAN MALARTIC GP, by its
partners:

OSISKO MINING CORPORATION

by	Sean Roosen (signed)
	Name:	Sean Roosen
	Title:	Director, President & Chief
Executive Officer

8895775 CANADA INC.

by	André Le Bel (signed)
	Name:	André Le Bel
	Title:	President & Secretary

OSISKO GOLD ROYALTIES LTD.

by	Bryan A. Coates (signed)
	Name:	Bryan A. Coates
	Title:	President

SCHEDULE A

LEGAL DESCRIPTION OF THE PROPERTY

	'TITLE NUMBER		OWNERSHIP (%)	STATUS
1.	BM	848	100%	Active
2.	BM	892	100%	Active
3.	BM	1007	100%	Active
4.	BM	1011	100%	Active
5.	BM	1020	100%	Active
6.	CDC	48540	100%	Active
7.	CDC	48541	100%	Active
8.	CDC	48542	100%	Active
9.	CDC	48543	100%	Active
10.	CDC	50615	100%	Active
11.	CDC	50616	100%	Active
12.	CDC	56898	100%	Active
13.	CDC	56899	100%	Active
14.	CDC	56900	100%	Active
15.	CDC	56901	100%	Active
16.	CDC	56902	100%	Active
17.	CDC	56903	100%	Active
18.	CDC	56904	100%	Active
19.	CDC	56905	100%	Active
20.	CDC	56906	100%	Active
21.	CDC	56907	100%	Active
22.	CDC	56908	100%	Active
23.	CDC	56909	100%	Active

	TITLE NUMBER		OWNERSHIP (%)	STATUS
24.	CDC	56910	100%	Active
25.	CDC	56911	100%	Active
26.	CDC	56912	100%	Active
27.	CDC	56913	100%	Active
28.	CDC	56914	100%	Active
29.	CDC	56915	100%	Active
30.	CDC	56916	100%	Active
31.	CDC	56917	100%	Active
32.	CDC	56918	100%	Active
33.	CDC	56919	100%	Active
34.	CDC	56920	100%	Active
35.	CDC	56921	100%	Active
36.	CDC	56922	100%	Active
37.	CDC	56923	100%	. Active
38.	CDC	56924	100%	Active
39.	CDC	56925	100%	Active
40.	CDC	56929	. 100%	Active
41.	CDC	56930	100%	Active
42.	CDC	56931	100%	Active
43.	CDC	56932	100%	Active
44.	CDC	56933	100%	Active
45.	CDC	56934	100%	Active
46.	CDC	56935	100%	Active
47.	CDC	61518	100%	Active
48.	CDC	61519	100%	Active

	TITLE NUMBER		OWNERSHIP (%)	STATUS
49.	CDC	61520	100%	Active
50.	CDC	61521	100%	Active
51.	CDC	61522	100%	Active
52.	CDC	61523	100%	Active
53.	CDC	61524	100%	Active
54.	CDC	72271	100%	Active
55.	CDC	73332	100%	Active
56.	CDC	73333	100%	Active
57.	CDC	73334	100%	Active
58.	CDC	73335	100%	Active
59.	CDC	73336	100%	Active
60.	CDC	73337	100%	Active
61.	CDC	73338	100%	Active
62.	CDC	73339	100%	Active
63.	CDC	73340	100%	Active
64.	CDC	73341	100%	Active
65.	CDC	73343	100%	Active
66.	CDC	73344	100%	Active
67.	CDC	73349	100%	Active
68.	CDC	73350	100%	Active
69.	CDC	73351	100%	Active
70.	CDC	73352	100%	Active
71.	CDC	73353	100%	Active
72.	CDC	73357	100%	Active
73.	CDC	73358	100%	Active

	TITLE NUMBER		OWNERSHIP (%)	STATUS
74.	CDC	73359	100%	Active
75.	CDC	73360	100%	Active
76.	CDC	73361	100%	Active
77.	CDC	73362	100%	Active
78.	CDC	73383	100%	Active
79.	CDC	73384	100%	Active
80.	CDC	74682	100%	Active
81.	CDC	74683	100%	Active
82.	CDC	74684	100%	Active
83.	CDC	74685	100%	Active
84.	CDC	74686	100%	Active
85.	CDC	74687	100%	Active
86.	CDC	74688	100%	Active
87.	CDC	74689	100%	. Active
88.	CDC	74690	100%	Active
89.	CDC	74691	100%	Active
90.	CDC	74692	. 100%	Active
91.	CDC	74693	100%	Active
92.	CDC	74694	100%	Active
93.	CDC	74695	100%	Active
94.	CDC	98071	100%	Active
95.	CDC	98072	100%	Active
96.	CDC	1106031	100%	Active
97.	CDC	1106032	100%	Active
98.	CDC	1106033	100%	Active

	TITLE NUMBER		OWNERSHIP (%)	STATUS
99.	CDC	1106034	100%	Active
100.	CDC	1106035	100%	Active
101.	CDC	1106036	100%	Active
102.	CDC	1106037	100%	Active
103.	CDC	1106038	100%	Active
104.	CDC	1106039	100%	Active
105.	CDC	1106040	100%	Active
106.	CDC	1106041	100%	Active
107.	CDC	1106042	100%	Active
108.	CDC	1106043	100%	Active
109.	CDC	2000854	100%	Active
110.	CDC	2000855	100%	Active
111.	CDC	2000856	100%	Suspended
112.	CDC	2000857	100%	. Active
113.	CDC	2000858	100%	Active
114.	CDC	2000859	100%	Suspended
115.	CDC	2000910	. 100%	Active
116.	CDC	2000911	100%	Suspended
117.	CDC	2000912	100%	Suspended
118.	CDC	2000913	100%	Active
119.	CDC	2000915	100%	Active
120.	CDC	2000916	100%	Suspended
121.	CDC	2000917	100%	Active
122.	CDC	2000919	100%	Active
123.	CDC	2001055	100%	Suspended

	TITLE NUMBER		OWNERSHIP (%)	STATUS
124.	CDC	2245189	100%	Active
125.	CDC	2384761	100%	Active
126.	CDC	2398785	100%	Active
127.	CDC	2398786	100%	Active
128.	CDC	2398787	100%	Active
129.	CDC	2398788	100%	Active
130.	CDC	2398789	100%	Active
131.	CDC	2398790	100%	Active
132.	CDC	2398791	100%	Active
133.	CDC	2398792	100%	Active
134.	CLD	P139010	100%	Active
135.	CLD	P139020	100%	Active
136.	CLD	P139030	100%	Active
137.	CLD	P139040	100%	. Active
138.	CLD	P139050	100%	Active
139.	CLD	P139060	100%	Active
140.	CLD	P139070	100%	Active
141.	CLD	P139080	100%	Active
142.	CLD	P139090	100%	Active
143.	CLD	P139100	100%	Active
144.	CLD	P139110	100%	Active
145.	CLD	P139120	100%	Active
146.	CLD	P139130	100%	Active
147.	CL	3351761	100%	Active
148.	CL	3351762	100%	Active

	'TITLE NUMBER		OWNERSHIP (%)	STATUS
149.	CL	3351763	100%	Active
150.	CL	3351764	100%	Active
151.	CL	3351771	100%	Active
152.	CL	3351772	100%	Active
153.	CL	3351773	100%	Active
154.	CL	3351774	100%	Active
155.	CL	3351781	100%	Active
156.	CL	3351782	100%	Active
157.	CL	3351783	100%	Active
158.	CL	3351784	100%	Active
159.	CL	3665043	100%	Active
160.	CL	3665044	100%	Active
161.	CL	3665053	100%	Active
162.	CL	3665201	100%	Active
163.	CL	3665202	100%	Active
164.	CL	3665211	100%	Active
165.	CL	3718281	100%	Active
166.	CL	3718282	100%	Active
167.	CL	3718293	100%	Active
168.	CL	3887321	100%	Active
169.	CL	3887331	100%	Active
170.	CL	3924261	100%	Active
171.	CL	3924271	100%	Active
172.	CL	3924281	100%	Active
173.	CL	3941621	100%	Active

	TITLE NUMBER		OWNERSHIP (%)	STATUS
174.	CL	5086943	100%	Active
175.	CL	5086944	100%	Active
176.	CL	5086945	100%	Active
177.	CL	5098746	100%	Active
178.	CL	5098747	100%	Active
179.	CL	5114367	100%	Active
180.	CL	5114368	100%	Active
181.	CL	5114369	100%	Active
182.	CL	5114373	100%	Active
183.	CL	5114374	100%	Active
184.	CL	5114375	100%	Active
185.	CL	5114376	100%	Active
186.	CL	5162706	100%	Active
187.	CL	5162707	100%	. Active
188.	CL	5162708	100%	Active
189.	CL	5162709	100%	Active
190.	CL	5182646	100%	Active
191.	CL	5182647	100%	Active
192.	CL	5182648	100%	Active
193.	CM	226	100%	Active

SCHEDULE B

DEED OF HYPOTHEC

[Redacted due to business confidentiality — deed of hypothec.]

SCHEDULE C

AREA OF INTEREST

[Redacted due to business confidentiality — map related to area of interest.]